Code of Ethics

CBIS has adopted a Code of Ethics to ensure that CBIS and all of its employees, officers, and directors conduct themselves in accordance with the highest ethical and moral standards. The Code of Ethics applies to all officers, directors and employees (“Access Persons”), and CBIS requires all Access Persons to read and sign the Code annually. It sets forth the principles and responsibilities expected by CBIS of its Access Persons and demands compliance with all federal securities law and other regulations.

Introduction and Standards of Conduct

In accordance with Rule 204A-1 promulgated pursuant to the Investment Advisers Act of 1940, 17j-1 of the Investment Company Act, and all federal securities laws, Christian Brothers Investment Services, Inc. (“CBIS”) has adopted and must administer a code of ethics (this “Code”).

The adoption and administration of the Code is predicated upon the following principles: (1) Supervised Persons of CBIS shall always place the interest of our investors ahead of the interest of the firm or its employees; (2) personal securities transactions shall be conducted in such a manner as to avoid any actual or apparent conflict of interest, or any abuse of an individual's position of trust and responsibility; and (3) Supervised Persons shall always be aware of how their actions may look in hindsight, and never take inappropriate advantage of their positions. Without limiting the foregoing or anything else contained in this Code, Supervised Persons must comply with all applicable federal securities laws.

Requirements set forth under this Code are in addition to the obligations of CBIS employees under the CBIS Corporate Code of Ethics, the CBIS Conflicts of Interest Policy, the CBIS Insider Trading Policy, and the CBIS Privacy Related Policies. CBIS Corporate Code of Ethics, the CBIS Conflicts of Interest Policy, the CBIS Insider Trading Policy, and the CBIS Privacy Related Policies are specifically incorporated herein by this reference.

Definitions

(a)	“Access Person” means all employees, directors and officers of CBIS.

(b)	“Account” means any advisory account for which CBIS is the investment advisor or sub- advisor.

(c)	“Advisory Person” means any employee of CBIS (or of any company in a control relationship to CBIS), who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Covered Security by any Account, or whose functions relate to the making of any recommendations with respect to such purchases or sales.

(d)	“Being considered for purchase or sale” means a recommendation to purchase or sell the security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation

(e)	“Covered Security” means any interest or instrument commonly known as a security, except that it shall not include direct obligations of the United States, bankers’ acceptances, certificates of deposit, commercial paper, high quality short-term debt instruments (including repurchase agreements), securities issued by CBIS, or shares of open-end mutual funds.

(f)	“Portfolio Manager” means personnel of CBIS who make decisions about Account investments.

(g)	“Preclearance Officer” is the Chief Compliance Officer or SEC Compliance Solutions (“SCS”). For purposes of monitoring compliance with this Code by such persons, the Chief Executive Officer, Chief Operating Officer or SCS shall act as the Preclearance Officer.

(h)	“Purchase or sale of a Covered Security” includes, among other things, the writing of an option to purchase or sell a Covered Security or sale of a future or index on a Covered Security or option thereon.

(i)	“Review Officer” is the Chief Compliance Officer or SCS for purposes of monitoring compliance with this Code by such persons, the Chief Executive Officer, Chief Operating Officer or SCS shall act as the Review Officer.

(j)	“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of CBIS, or other person who provides investment advice on behalf of CBIS and is subject to the supervision and control of CBIS. All supervised persons are considered access persons.

(k)	"Gift" means anything of value given or received with the exception of personal gifts or those given not in relation to the business of the employer of the recipient such as a wedding gift (if CBIS pays for the gift, it is reportable), gifts of de minimis value (such as pen or notepads) or promotional items with the firm's logo (umbrellas, tote bags or shirts), or food items such as chocolates or coffee cake sent or brought to the recipient’s office.

(l)	“Schwab CT” is the 3rd party vendor CBIS utilizes for various compliance reporting obligations including personal trading, quarterly and annual attestations, among other reporting.

(m)	"Restricted List” is a list of public companies CBIS has material non-public information (“MNPI”) on, or securities sub-advisors are purchasing or selling into a CBIS portfolio/fund. Section 3 - Prohibition on Certain Purchases and Sales of Securities and Related Requirements.

Trading Restrictions and Pre-Clearance Requirements

An Access Person shall not purchase or sell any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership on, or for which they have a pecuniary interest, a day during which he or she has actual knowledge that CBIS has a pending “buy” and “sell” order in that same security until that order is executed or withdrawn. No Advisory Person or Portfolio Manager shall purchase or sell, directly or indirectly, any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership within at least seven calendar days before and after CBIS trades (or has traded) on behalf of an Account in that security, provided that he or she or actual knowledge of such trades.

CBIS Mutual Funds

Employees are required to obtain pre-clearance when purchasing or selling shares in any CBIS-managed or advised mutual fund.

IPOs

Access Persons may not acquire any equity security in an initial public offering. The CCO may grant exceptions at her discretion.

Private Placements

Access Persons may not acquire any security in a private placement pursuant to Section 4(2), Section 4(6) or Regulation D under the Securities Act of 1933 without express prior approval obtained in Schwab CT. In making such determination, the Preclearance Officer shall consider, among other factors, whether the investment opportunity should be reserved for an Account, and whether such opportunity is being offered to such Access Person by virtue of his or her position with CBIS. If, after the purchase, the purchasing party may play a part in an Account’s subsequent consideration of an investment in the issuer, the Access Person must make a disclosure to the Review Officer of this conflicting interest. If a decision is made to purchase such a security for the Account, an independent review of the investment decision will be made by a Portfolio Manager with no personal interest in the issuer.

Gifts

Access Persons may not accept cash or non-cash gifts beyond those courtesies deemed to be customary, reasonable and proper under the particular business circumstances from any person or entity that does business with or on behalf of any Account. In addition, Access Persons must adhere to FINRA’s Gift Rule which prohibits any member or person associated with a member, directly or indirectly, from giving anything of value in excess of $100 per year to any person where such payment is in relation to the business of the recipient's employer. Giving, receiving or soliciting gifts and/or entertainment (“G&E”) in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. All gifts and entertainment must be pre-cleared and reported through SchwabCT. Lists of gifts and entertainment are maintained in SchwabCT.

Charitable Contributions

Access Persons may make charitable contributions to 501(c)(3) organizations. Some CBIS investors are charitable organizations and at times employees may wish to make a charitable donation to an investor’s organization. When an access person contributes to an investor’s charitable organization, the donation must be pre-cleared through ScwhabCT prior to the contribution. Contributions made to non- investors do not require pre-clearance. Access persons may never contribute in order to procure or secure an investment from a potential or current investor.

Political Contributions

All political contributions at the local and state level must be pre-cleared by compliance using SchwabCT. Political contributions are limited to $350 for a candidate for whom you can vote for and $150 for a candidate for whom you cannot vote. The pre-clearance and de miminis contribution amounts also apply to spouses. See the Pay-to-Play (Political Contributions Policy) in the Compliance Manual for more details on the Pay- to-Play Rule.

Service as Directors or Trustees

No Advisory Person shall serve on a board of directors or trustees of a publicly traded company without prior authorization granted via Schwab Compliance Technologies, based upon a determination that such board service would be consistent with the interests of CBIS’ investors. If board service of an Advisory Person is authorized, such Advisory Person shall be isolated from the investment-making decisions of CBIS with respect to the companies of which he or she is a director or trustee.

Pre-clearance of Personal Trading Activities

All members of the CRI Team are required to pre-clear trades for which they have direct and indirect ownership through SchwabCT.

1.	A pre-clearance request is placed in SchwabCT for automated approval or denial.
2.	Schwab reviews all trade requests against the Restricted List. No trade may be approved if the security is currently on the restricted list.
3.	Upon approval CRI Team members may execute their trades.
4.	If denied, CRI Team members may send a separate manual request to the CCO for additional review.

The CCO, or her designee, is authorized to make the final decision with regards to trade approvals. The CCO will document in Schwab any system overrides for approval/denial.

Exempted Transactions

The trading restrictions of Section 3(a) of this Code shall not apply to:

a)	Transactions and holdings in direct obligations of the US Government,

b)	Money market instruments — bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments,

c)	Shares of money market funds,

d)	Transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund,

e)	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual fund,

f)	529 college savings accounts,

g)	Purchases or sales effected in any personal investment account over which the Access Person has no direct influence or control (note -- an Access Person is presumed to have direct influence or control over the account of a spouse, minor child or other dependent relatives);

h)	Purchases or sales which are non-volitional on the part of either the Access Person or an Account;

i)	Purchases which are part of any automatic investment plan (for example a 529 account);

j)	Purchases effected upon the exercise of rights issued by an issuer pro-rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired; and

k)	Purchases and sales of exchange traded securities designed to replicate specific indices, or sub-components of an index, such as SPDRS, Diamonds, Midcap SPDRS and WEBS.

Reporting Requirements

a)	Initial and Annual Holdings Report – Within ten days of becoming an Access Person and not later than February 14th of each year thereafter, each Access Person must submit a report to the Chief Compliance Officer with the information listed below using Schwab Compliance Technologies.

•	The title, number of shares, the exchange ticker symbol or cusip number and principal amount of all Covered Securities owned by the Access Person.

•	The name of any broker, dealer or bank with whom the Access Person maintains a securities account.

•	The date the report is submitted.

The report should contain information that is no more than 45 days old. In lieu of the report described above, Access Persons may confirm in writing a composite record retained by CBIS of the information required in the report.

b)	Quarterly Transaction Reports - Every Access Person shall, within 30 days of the end of each calendar quarter, attest within Schwab Compliance Technologies, with respect to transactions in any Covered Security in which such Access Person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership in the Covered Security, the information listed below. If the employee’s broker does not have a direct feed with Schwab Compliance Technologies then a copy of the employee’s brokerage statements must be uploaded to Schwab Compliance Technologies to evidence quarterly activity:

•	The date of the transaction, the title, the exchange ticker symbol or cusip number and the number of shares, and the principal amount of each Covered Security involved.

•	The nature of the transaction (i.e. purchase, sale or any other type of acquisition or disposition).

•	The price at which the transaction was effected.

•	The name of the broker, dealer or bank with or through whom the transaction was effected.

•	If the Access Person has established a brokerage account during the quarterly period, the name of the broker, dealer or bank and the date the account was established.

•	The date the report is submitted.

b.1) Gift & entertainment Reporting - All gifts, except those excluded in section 2(l), received during the quarter must be reported by access persons employed by CBIS in the Gifts and Entertainment Attestation via Schwab Compliance Technologies including the following information:

(1)	The gift and if it was given or received

(2)	The individual or group the gift was given to or received from

(3)	Estimated value of the gift

(4)	Date the gift was received

b.2) Charitable Contributions - Access Persons may make charitable contributions to 501(c)(3) organizations. Some CBIS investors are charitable organizations and at times employees may wish to make a charitable donation to an investor’s organization. When an access person contributes to an investor’s charitable organization, the donation must be pre-cleared through SchwabCT prior to the contribution. Contributions made to non- investors do not require pre-clearance. Access persons may never contribute in order to procure or secure an investment from a potential or current investor.

b.3) Political Contributions – Access persons must attest quarterly to all political contributions in SchwabCT.

c)	Review of Reports - The Review Officer or a designee shall be responsible for reviewing all reports referenced above. Reports of the Review Officer shall be reviewed by SCS, the Chief Executive Officer or Chief Operating Officer.

d)	Confirmations - Access Persons may (1) direct their brokers to send duplicate copies of confirmations for all Covered Security transactions to the Review Officer or (2) establish a feed to Schwab Compliance Technologies. Access Persons need not make the reports required by Section 5(b) with respect to transactions where the reports required by Section 5(b) would duplicate information contained in confirmations provided pursuant to this Section 5(d) so long as such confirmations are received by the Review Officer in the time period required by Section 5(b).

e)	Training – All new Access Persons shall be trained, as appropriate, regarding the requirements of this Code. In addition, Access Persons will receive periodic updates, as appropriate, regarding compliance with this Code. Training typically takes place through organized meetings, though computer-based training may also be used. Other training methods may be used if found suitable by the Chief Compliance Officer of CBIS.

f)	Annual Certification – CBIS shall provide all Supervised Persons with a copy of this Code and any amendments via Schwab Compliance Technologies. All Supervised Persons of CBIS must certify that they have read and understand the Code and have complied with its requirements.

g)	Determination of Access Persons – The Chief Compliance Officer of CBIS shall determine, from time to time, the identity of the persons meeting the definition of “Access Persons” and, to the extent necessary for the administration of this policy, each subcategory thereof, including, “Portfolio Managers.” The determination of the Chief Compliance Officer of CBIS shall be final.

h)	Exemptions – The reporting requirements of Section 5(a) shall not apply to holdings described in Section 4(a) of this Code. The reporting requirements of Sections 5(b) and (d) of this Code shall not apply to transactions described in Sections 4(a) or 4(c) of this Code.

i)	Adding Accounts to Schwab Compliance Technologies – Any new brokerage accounts should be added to Schwab CT for approval by the Review Officer.

Violations and Sanctions

a)	Upon discovering a violation of this Code, a Supervised Person of CBIS shall report such violation to the Chief Compliance Officer.

b)	Upon discovering a violation of this Code, CBIS may impose such sanctions as it deems appropriate, including, among other things, a letter of sanction, suspension or termination of the employment of the violator. All material violations of this Code and any sanctions imposed with respect thereto shall be reported periodically to the Chief Executive Officer of CBIS.

Exemptive Procedure

The Chief Compliance Officer and the Chief Executive Officer of CBIS may jointly grant exemptions from the requirements in this Code in appropriate circumstances. In addition, violations of the provisions regarding personal trading will presumptively be subject to being reversed in the case of a violative purchase, and to disgorgement of any profit realized from the position by payment of the profit to any investor disadvantaged by the transaction, or to a charitable organization, as determined by CBIS, unless the violator establishes to the satisfaction of CBIS that under the particular circumstances disgorgement would be an unreasonable remedy for the violation.

Recordkeeping Requirements

CBIS shall maintain for such period as required by applicable law a (i) copy of this Code that is in effect, or at any time within the past five years was in effect; (ii) record of any violation of this Code, and of any action taken as a result of the violation; (iii) record of all written acknowledgements as required by Section 5(f) hereof for each person who is currently, or within the past five years was, a Supervised Person.

Annual Review of Code

This Code shall be reviewed at least annually by CBIS and, at such time(s), shall be revised to reflect any changes in law or other changes to this Code deemed appropriate.